FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

9 April 2024
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

HSBC AGREES TO SELL ITS BUSINESS IN ARGENTINA TO GRUPO FINANCIERO GALICIA

●           Consideration of US$550m, subject to certain price adjustments
●           US$1.0bn pre-tax loss on disposal recognised in the first quarter of 2024
●           Insignificant impact on the Group's CET1 ratio by closing
●           At closing, which is expected in the next 12 months, c. US$4.9bn of historical cumulative foreign currency translation reserve losses will be recognised in the income statement - these have already been recognised in capital and will have no impact on CET1 or tangible net asset value
●           The transaction will be treated as a material notable item and excluded from the dividend payout calculation

HSBC Latin America B.V., a wholly owned subsidiary of HSBC Holdings plc, has entered into a binding agreement to sell its business in Argentina to Grupo Financiero Galicia ('Galicia'), the largest private financial group in Argentina.

Noel Quinn, Group Chief Executive, said: "We are pleased to agree the sale of HSBC Argentina. This transaction is another important step in the execution of our strategy and enables us to focus our resources on higher value opportunities across our international network. HSBC Argentina is largely a domestically focused business, with limited connectivity to the rest of our international network. Furthermore, given its size, it also generates substantial earnings volatility for the Group when its results are translated into US dollars. Galicia is better placed to invest in and grow the business.

"We remain committed to Mexico and the US, and to serving our international clients throughout our global network with our leading transaction banking capabilities."

Financial terms

Galicia will acquire all of HSBC Argentina's business covering banking, asset management and insurance, together with US$100m of subordinated debt issued by HSBC Argentina and held by other HSBC entities, for a consideration of US$550m, which will be adjusted for the results of the business and fair value gains or losses on HSBC Argentina's securities portfolios during the period between 31 December 2023 and closing.

HSBC expects to receive the purchase consideration in a combination of cash, loan notes and Galicia's American Depositary Receipts (ADRs), with ADRs accounting for around half of the consideration received and representing less than a 10% economic interest in Galicia.

Financial impact of the sale

Financial impacts of the transaction on the HSBC Group are currently expected to be (based on financials as at 29 February 2024):

●     A US$1.0bn pre-tax loss upon reclassification of the business as held for sale in the first quarter of 2024. There would be no tax deduction on the loss recognised. Between signing and closing, the loss on sale will vary by changes in net assets of the disposed business and associated hyperinflation and foreign currency translation, the fair value of consideration including price adjustments, and migration costs.

●     Insignificant impact on the Group's CET1 ratio by closing: an initial reduction of around 0.1 percentage points in 1Q24 on the recognition of the pre-tax loss on disposal, broadly offset by the estimated reduction in RWAs (on a PRA basis) on closing.

●     The recognition in the income statement of c.US$4.9bn in historical foreign currency translation reserve losses on closing. These reserve losses have accumulated over many years and arise from the cumulative translation of the Argentinian peso-denominated book value of HSBC Argentina into US dollars, and are included in CET1 capital at each reporting period. During 2023, as a result of devaluation in Argentina, foreign currency translation reserve losses grew by US$1.8bn. These reserve losses have already been recognised in capital; recognition in the income statement will have no impact on CET1 or tangible net asset value. As with the pre-tax loss upon completion, this amount will vary between signing and closing principally due to movements in the USD:ARS exchange rate.

The transaction will be treated as a material notable item. The HSBC Group's dividend payout ratio target remains at 50% for 2024, excluding material notable items and related impacts. The HSBC Group continues to target a return on average tangible equity in the mid-teens for 2024, excluding the impact of notable items.

The transaction is subject to conditions, including regulatory approvals, and is expected to be completed within the next 12 months.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Further information

HSBC Argentina consists of a network of over 100 branches, is operated by approximately 3,100 employees, and services approximately one million customers. In 2023, it generated US$774m revenues1, recognised US$107m in expected credit loss charges, and incurred US$428m of operating costs, resulting in US$239m profit before tax. At 29 February 2024, it had total assets of US$4.7bn2, risk-weighted assets of US$7.9bn3, and equity of US$1.4bn.

1 2023 figures converted from AR$ based on the official US$:AR$ rate of $808.50, as of 31 December 2023.
2 February 2024 figures converted from AR$ based on the official US$:AR$ of $842, as of 29 February 2024.

3 Including operational risk RWAs of US$1.0bn, which are expected to phase out after completion in accordance with PRA requirements

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018). This announcement is made pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules') under Part XIVA of the Securities and Futures Ordinance (Cap. 571) and Rule 13.09(2)(a) of the Hong Kong Listing Rules.

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2023, filed with the SEC on 22 February 2024 (the '2023 Form 20-F'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2023 Form 20-F.

Investor enquiries to:
Neil Sankoff                          +44 (0) 20 7991 5072         investorrelations@hsbc.com
Yafei Tian                              +852 2899 8909                yafei.tian@hsbc.com.hk

Media enquiries to:
HSBC press office              +44 (0) 20 79918096          pressoffice@hsbc.com

Note to editors:
HSBC Holdings plc, the parent company of the HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,039bn at 31 December 2023, HSBC is one of the world's largest banking and financial services organisations.

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 April 2024